The results of the third quarter consolidate the Companies of BRF S.A.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Goal: Increase penetration in white areas and new points of sales;
reduce redundancy of sales people; increase productivity by sales person.
22% increase in the number of active clients and 76% of cross selling between
brands.	4

Goal: Prioritization of profitable products; optimization of logistics and simplification of processes.
Discontinuation of 35% of the SKU’s in Brazil and
32% in the International Market.	5

Goal: Improve customer service to capture sales and avoid losses.
The project involves investments in distribution centers, technology and people training.
OTIF*: Improvement of 13 p.p. since January 2014.
*OTIF: On time in full	6

Goal: Reduce expenditures, removing redundancies of processes and structures;
increasing agility in the decision making process and avoiding bureaucracy.
SG&A: Reduction of 17% of the back office; gains of 1.6 p.p. since the end of 3Q13;
Costs: Elimination of 3 hierarchy levels in the operational area.	7

Goal: Sale of businesses with volatile and low margins;
improve BRF’s operational margins; reduce earnings volatility;
reduce losses; and increase ROIC.

Management starts to focus 100% of it efforts on the Company’s core businesses	8

EBIT: Better results due to greater efficiency with contracts, better inventory control, reduction of expenses and assertive strategy of reducing volumes in low margin markets.
AVERAGE PRICE IN US$: 14% higher y/y, even with volumes 8% below.	12

VOLUME	VOLUME
3Q14 vs 3Q13: -7.7%	3Q14 vs 3Q13: -39.1%
3Q14 vs 2Q14: +3.4%	3Q14 vs 2Q14: -19.2%

EUROPE: The market is going through a positive moment, with improvement in volume and price vs 2Q14.
AMERICA: Reduction of volumes in the region, giving priority to higher margin
markets.	13

VOLUME	VOLUME
3Q14 vs 3Q13: +10.0%	3Q14 vs 3Q13: +4.0%
3Q14 vs 2Q14: +6.6%	3Q14 vs 2Q14: +7.8%

MIDDLE EAST: BRF’s participation increased in markets such as Saudi Arabia, Kuwait,
Oman and Iemen.
ASIA: Japan with better inventories and prices, as well as other countries from the
region.	14

VOLUME	VOLUME
3Q14 vs 3Q13: -64.7%	3Q14 vs 3Q13: -7.9%
3Q14 vs 2Q14: -41.2%	3Q14 vs 2Q14: +18.9%

EURASIA: The ban of BRF’s pork plants by Russia in June impacted volumes in the
3Q14 in that market. These plants were reopened, along with other chicken plants, only by the end of August.
AFRICA: Volume reduction in the region.	15

MIDDLE EAST: The Abu Dhabi plant will serve the muslim population – which represents 23% of the world, introducing value-added products and strengthening
BRF positioning in the region.
Growth will occur through local production, local distribution and brand.
Continuous search for opportunities with partnerships and local distributors.
*FPP: Further processed product	16

Operational: Closing of two plants; reduction of idle capacity in 11 p.p. and productivity increase.
Financial: q/q reduction of net debt to AR$138 MM (R$400 MM equiv.).
Successful issuance of BOND: Total of AR$200 MM due on Oct/15.
First company (ex. YPF) to access a term exceeding 36 months in the Argentine capital markets. Extension of duration and decentralization of bank loans.
17

NOR: 5% y/y of growth vs 3Q13, driven by the volume increase in Brazil, which were 5% higher y/y, and 13% y/y increase in prices in the International market.
19

COGS: Totaled R$5.6 billion; on COGS/Kg there was a decrease of 4% q/q, due to lower costs of milk collection and grains.
Gross Profit of R$2.3 billion in the 3Q14, 22% higher y/y. Positive contribution
from all business units.	20

Positive contribution from all business units, especially from the International
Market.
21

Net Profit was 117% higher than the 3Q13 due to operational improvements achieved with the strategies implemented.
On a q/q basis, net profit grew 134%, but it is important to take into account that, in 2Q14, we had a non-recurring expense of R$200 million related to the bonds’
repurchase (liability management).	22

Better results due to the strategies implemented in Brazil, especially in the small retail shops; the number of points of sales in this channel increased 22% since the end of 2013.
EBIT results may also be attributed to consistent improvements in the service
level and gains with ZBB.	23

Better efficiency in contracts, better inventory control and reduction of expenses.
The strategy of reducing volumes in the International Market proved to be assertive.
24

Improvement in the results of value added products, such as refrigerated, as well as lower costs and better dilution of expenses.
25

Improvement in average costs, representing decrease in grains and improvement in specialty meats line.
26

The Company’s net debt was R$5.4 billion, 25% lower y/y and 6% higher q/q. Net debt/EBITDA (LTM) was 1.40x, while it was 2.29x in 3Q13 and 1.51x in 2Q14. The slight increase of net debt vs. 2Q14 was mainly due to payment of interest on capital and exchange rate variation.
28

Capex (3Q14): R$512 million, 9% higher than 2Q14
Capex (9M14): R$1.3 billion, compared to R$1.4 billion in 9M13.
29

Working capital was negatively impacted in 3Q14 vs. 2Q14 mainly due to recomposition of the grain stocks (second crop of corn in Brazil) and an increase
in finished products inventories (seasonal products).	30

Cash generation was 52% below that of 2Q14, mainly impacted by rising grain inventories due to purchase of corn and increase of inventories of seasonal
products.	31